FOR IMMEDIATE RELEASE

                                                 CONTACT:  Magnes Welsh
                                                 LaSalle Partners, Inc.
                                                   PHONE:  312/228-2471


           JOHN WALTER ELECTED DIRECTOR OF LA SALLE PARTNERS


     CHICAGO, September 17, 1997 -- LaSalle Partners Incorporated (NYSE:
LAP) announced today that its Board of Directors has elected John R. Walter as the company's third outside director since going public in July.

     "We are pleased to have John join our board because of his many years of experience in senior management and as a board member of leading publicly held companies," said Stuart L. Scott, Chairman and Chief Executive Officer of LaSalle Partners. "He will provide valuable guidance to our board, both from a corporate governance and a corporate real estate users perspective."

     Mr. Walter, 50, was formerly President and Chief Operating Officer of American Telephone & Telegraph. Prior to that, he was Chairman and Chief Executive Officer of R.R. Donnelley & Sons Company, a worldwide leader in the printing industry, for six years. Mr. Walter began his career at R.R. Donnelley in sales in 1969 and rose to President of the company in 1987.

     He also serves on the boards of Abbott Laboratories, Deere & Company and Dayton Hudson Corporation. He is a trustee of the Chicago Symphony Orchestra and Northwestern University. Mr. Walter serves on the International Advisory Council of the Singapore Economic Development Board and is a director of Evanston Hospital, The Executives Club of Chicago, Chicago Council on Foreign Relations and Steppenwolf Theatre.

     LaSalle Partners, founded in 1968, is a leading, vertically-integrated global real estate services firm providing management services, corporate and financial services, and investment management services for public and private corporations and other real estate owners and investors worldwide.